UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

23283M101
(CUSIP Number of Common Stock Underlying Warrants)

Jacob Lalezari
Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660
Telephone: 360-980-8524
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Mary Ann Frantz, Esq.
Miller Nash LLP
1140 SW Washington Street, Suite 700
Portland, Oregon 97205
Telephone: (503) 224-5858

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by CytoDyn Inc. (the “Company”) on June 3, 2024, (together with the exhibits thereto and any subsequent amendments and supplements thereto, the “Schedule TO”), relating to an offer (the “Exercise Offer”) by the Company to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock dated June 3, 2024 (the “Offer to Amend and Exercise”), previously filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Amend and Exercise remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer Amend and Exercise.

Items 1, 4, 6, 7, and 10

The disclosure in the Offer to Amend and Exercise and Items 1, 4, 6, 7, and 10 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Amend and Exercise, are hereby amended and supplemented as follows:

Offer to Amend and Exercise – Risk Factors

In the “Risk Factors” section of the Offer to Amend and Exercise, the disclosures under the heading “Risks Related to the Exercise Offer” are amended and restated as follows:

“Our Board of Directors makes no recommendation with regard to whether you should accept the Exercise Offer.

Although our Board of Directors has approved the Exercise Offer, it makes no recommendation as to whether holders of Original Warrants should accept the Exercise Offer. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of Original Warrants for purposes of negotiating the terms of the Exercise Offer. We cannot assure you that the value of the shares issued upon exercise of the Amended Warrants will in the future equal or exceed the exercise price per share of the Amended Warrants. We do not take a position as to whether you ought to participate in the Exercise Offer.

“If you choose to participate in the Exercise Offer, you will be required to exercise your Amended Warrants for common stock, and you will be subject to all the risks associated with being a stockholder and give up the time value attributable to your Original Warrants.

The Amended Warrants will terminate if the holders do not exercise their Amended Warrants prior to the Expiration Time (as defined below). If you choose to participate in the Exercise Offer, you will be required to exercise your Amended Warrants prior to the Expiration Time. As a result, you will be subject to all the risks and uncertainties set forth in these risk factors as a holder of our common stock. In addition, you will be giving up the time value attributable to your Original Warrants by exercising the Original Warrants, as amended, prior to their original expiration date.

“The shares of common stock issuable upon exercise of the Amended Warrants, as well as the Additional Shares, will be “restricted securities.”

As discussed in more detail under “Description of the Exercise Offer,” the Exercise Offer is being revised to provide for the issuance of additional shares of our common stock equal to 20% of the shares issuable upon exercise of the Amended Warrants (the “Additional Shares”) for no additional consideration. The shares of common stock issuable upon exercise of the Amended Warrants and the Additional Shares will be “restricted securities.” Restricted securities may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act of 1933, as amended (the “Securities Act”) and the applicable securities laws of any other state or jurisdiction. There is no established trading market for the Original Warrants or the Amended Warrants, and we do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market.

We have previously filed two Resale Registration Statements (as defined below) under the Securities Act to register the resale of shares of common stock underlying certain of the Original Warrants under the Securities Act.

Promptly following the Expiration Time, we intend to file a Current Report on Form 8-K to reflect the substantive changes from the information currently set forth in the prospectus included in the Resale Registration Statements as a result of this Exercise Offer. Thereafter, holders who are named as selling stockholders in the Resale Registration Statements may sell their shares of common stock received upon the exercise of the Amended Warrants (but not the Additional Shares) in accordance with the resale provisions set forth in the “Plan of Distribution” section of the prospectuses filed thereunder. Each holder of Original Warrants should read the applicable prospectus relating to their Original Warrants, if any, filed under the Resale Registration Statements carefully before deciding whether to participate in the Exercise Offer.

To the extent that an Original Warrant is not the subject of a resale prospectus filed under one of the Resale Registration Statements with respect thereto, the holder thereof will not be able to resell the shares of common stock issuable upon exercise of the related Amended Warrant, unless we file a new registration statement to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least six months following the consummation of this Exercise Offer. Additional Shares received upon the exercise of Amended Warrants, whether or not the Original Warrants were covered by a Resale Registration Statement, will also not be eligible for resale unless we file a new registration statement to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least six months following the consummation of this Exercise Offer.

“Because we do not have any formal commitments from any of our warrant holders to participate in this Exercise Offer, we may not receive substantial proceeds from the exercise of warrants in this Exercise Offer, and the proceeds we do receive may not be sufficient to fund our business operations.

We do not have any binding commitments from any of our warrant holders to participate in this Exercise Offer, and we cannot assure you that any of our warrant holders will participate in the Exercise Offer with respect to any or all of their Original Warrants. Therefore, there is no certainty that any shares will be purchased upon exercise of Amended Warrants pursuant to this Exercise Offer and, accordingly, we may not receive substantial proceeds from the exercise of the warrants in this Exercise Offer. What proceeds we do receive may not be sufficient to fund our business operations, in which case we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative development programs, or future commercialization initiatives. In that case, if we fail to raise additional funds on a timely basis, we would need to scale back our business plans, which would adversely affect our business, financial condition, and stock price, and we may even be forced to discontinue our operations and liquidate our assets.

“Income tax consequences of participation in the Exercise Offer.

We have not obtained and do not intend to obtain a ruling from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences of the Exercise Offer. You should consult with your own tax advisor with regard to any federal, state, local or other tax consequences of the Exercise Offer. See Section 19 “Material U.S. Federal Income Tax Consequences” in the Offer to Amend and Exercise as revised below under “Description of the Exercise Offer”.

“We will have substantial discretion over the use of proceeds we receive from the exercise of Amended Warrants.

Our management will retain broad discretion over the use of proceeds from the Exercise Offer. See Section 2 “Purposes of the Exercise Offer and Use of Proceeds” for a description of our present intentions with respect to the allocation of the proceeds resulting from exercise of the Amended Warrants. The amounts and timing of the expenditures may vary significantly depending on numerous factors. The occurrence of certain unforeseen events or changed business conditions, however, could result in the application of the proceeds resulting from the exercise of the Amended Warrants in a manner other than as described in this Exercise Offer.

“The issuance of Additional Shares will further dilute our existing stockholders.

The revised terms of the Exercise Offer, which are described in more detail below under “Description of the Exercise Offer,” provide for the issuance of Additional Shares equal to 20% of the total shares of common stock issued upon the exercise of Amended Warrants, or up to approximately 53,932,461 Additional Shares, which will further reduce the percentage ownership of our existing stockholders.

“The issuance of Additional Shares under the revised terms of the Exercise Offer will reduce the positive effect of the potential reduction in the market overhang from outstanding warrants, which is one of the purposes of the Exchange Offer.

If the Exercise Offer were fully accepted, the market overhang from outstanding warrants would be reduced by 269,662,306 shares (an increase of 72,239,745 shares from the original terms of the Exercise Offer), leaving warrants covering only 92,013,121 shares currently outstanding. However, approximately 53,932,461 shares of our common stock would be issued as Additional Shares if the Exercise Offer is fully accepted, which would partially offset the positive effect of the reduction in the market overhang from outstanding warrants.

“The trading price of our common stock has been and could remain volatile, and the market price of our common stock may decrease.

The market price of our common stock has historically experienced and may continue to experience significant volatility. From June 1, 2023 through June 17, 2024, the market price of our common stock has fluctuated from a high of $0.42 per share to a low of $0.13 per share. The volatile nature of our common share price may cause investment losses for our stockholders. In addition, the market price of stock in small capitalization biotech companies is often driven by investor sentiment, expectation, and perception, all of which may be independent of fundamental, objective, and intrinsic valuation metrics or traditional financial performance metrics, thereby exacerbating volatility. In addition, our common stock is quoted on the OTCQB of the OTC Markets marketplace, which may increase price quotation volatility and could limit liquidity, all of which may adversely affect the market price of our shares.

“A substantial number of shares of our common stock issued pursuant to the Exercise Offer, including the Additional Shares, may be sold in the public market, which could cause the trading price of our common stock to decline.

The sale of shares of our common stock issued pursuant to this Exercise Offer, including the Additional Shares, as well as any other future sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, may adversely affect the price of our common stock. We cannot predict the effect, if any, that market sales of those shares of common stock or the availability of those shares of common stock for sale will have on the market price of our common stock.

“Our common stock may never be listed on a national securities exchange, which could limit investors’ ability to make transactions in our securities and an active trading market for our common stock may never develop.

Our common stock currently trades on the OTCQB of the OTC Markets marketplace. If our common stock is not listed for trading on a national securities exchange, we will continue to face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity with respect to our securities;

•	a determination that our shares of common stock are “penny stock” which will require brokers trading in our shares of common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our shares of common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

“Our common stock is classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.

Rules 15g1 through 15g9 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in transactions involving a “penny stock.” The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common stock is covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the prospective investor with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the investor’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common stock.”

Offer to Amend and Exercise – Description of the Exercise Offer

The “Description of the Exercise Offer” section of the Offer to Amend and Exercise is amended and restated as follows:

“DESCRIPTION OF THE EXERCISE OFFER

“We are offering to amend, upon the terms and subject to the conditions set forth herein, outstanding warrants to purchase up to an aggregate of 269,662,306 shares of the Company’s common stock (the “Exercise Offer”), including:

i.	outstanding warrants to purchase 64,239,745 shares of common stock with an exercise price of $0.21 per share and expiration dates in May 2029 (the “$0.21 Warrants”);

ii.	outstanding warrants to purchase 87,690,698 shares of common stock with an exercise price of $0.306 per share and expiration dates ranging from February 2027 through September 2028 (the “$0.306 Warrants”);

iii.	outstanding warrants to purchase 1,000,000 shares of common stock with an exercise price of $0.35 per share and expiration dates in December 2028 (the “$0.35 Warrants”);

iv.	outstanding warrants to purchase 7,000,000 shares of common stock with an exercise price of $0.37 per share and expiration date in May 2025 (the “$0.37 Warrants”);

v.	outstanding warrants to purchase 3,898,473 shares of common stock with an exercise price of $0.45 per share and expiration dates ranging from August 2024 through February 2027 (the “$0.45 Warrants”);

vi.	outstanding warrants to purchase 97,491,609 shares of common stock with an exercise price of $0.50 per share and expiration dates ranging from August 2024 through September 2028 (the “$0.50 Warrants”); and

vii.	outstanding warrants to purchase 8,341,781 shares of common stock with an exercise price of $1.00 per share and expiration dates ranging from January 2025 through January 2027 (the “$1.00 Warrants” and, together with the $0.21 Warrants, the $0.306 Warrants, the $0.35 Warrants, the $0.37 Warrants, the $0.45 Warrants, and the $0.50 Warrants, referred to herein as the “Original Warrants”).

“The Original Warrants represent 75% of our outstanding warrants. The balance of our outstanding warrants generally have different, and primarily lower, exercise prices.

“There is no minimum participation requirement with respect to this Exercise Offer.

“Pursuant to the Exercise Offer, the Original Warrants held by participants in the Exchange Offer will be amended (the “Amended Warrants”) as described in the next three sentences. First, the exercise price of the Amended Warrants will be reduced to $0.09387 per share (70% of the $0.1341 closing price on June 14, 2024). Second, the exercise period of the Amended Warrants will be shortened so that they expire concurrently with the expiration of the Exercise Offer at 12:01 a.m. (Eastern Time) on July 19, 2024, as we may extend it in our sole discretion (the “Expiration Time”). Under the Exercise Offer, the Amended Warrants will be exercised automatically as of the Expiration Time. Other than set forth above, the terms of the Original Warrants will remain unmodified and in full force and effect.

“In addition to reducing the exercise price of the Original Warrants, as a further inducement to holders to participate in the Exercise Offer, promptly following the expiration of the Exercise Offer, we will issue to participating holders with respect to Original Warrants tendered by such holders and not withdrawn prior to the Expiration Time, shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of their Amended Warrants (the “Additional Shares”), rounded to the nearest whole share, for no additional consideration.”

Offer to Amend and Exercise – Section 2. Purposes of the Exercise Offer and Use of Proceeds

Section 2 of the Offer to Amend and Exercise is amended and restated as follows:

“Fund Raising. Through the Exercise Offer, we hope to raise funds to support our future operations and capital requirements by encouraging the participating holders to exercise their Original Warrants by significantly reducing the exercise price, providing an additional incentive through the issuance of Additional Shares equal to 20% of the shares of common stock received upon exercise of the Amended Warrants, and causing the exercise period of the Original Warrants to end at the Expiration Time. If all holders were to fully participate in the Exercise Offer, we would receive gross proceeds of approximately $25.3 million. The funds obtained will be used to fund, in part, a Phase II study of leronlimab in patients with relapsed/refractory microsatellite stable colorectal cancer operations, as well as for working capital and other general corporate purposes, which may include the reduction of indebtedness.

“Reduction of Share Overhang from Outstanding Warrants. In addition, the Exercise Offer provides an opportunity for us to reduce the number of warrants to purchase our common stock that are currently outstanding. As of June 14, 2024, we had outstanding warrants to purchase an aggregate of 361,675,427 shares of common stock at a weighted average exercise price of $0.34 per share. However, the sale of substantial amounts of our common stock issued upon exercise of the Amended Warrants, including the Additional Shares, or the perception that significant sales may occur in the future, could adversely affect the market price of our common stock and our ability to raise additional capital in the future. Also, this Exercise Offer does not reduce the “share overhang” from outstanding options to purchase our common stock or the conversion provisions of our outstanding Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and convertible notes. As of June 14, 2024, we had (i) outstanding stock options to purchase a total of 25,799,473 shares of our common stock at a weighted average exercise price of $0.60 per share; (ii) 190,000 shares of common stock issuable upon conversion of outstanding shares of Series B Preferred Stock, plus 39,387 shares of common stock that would be issuable at our election in lieu of cash as accrued dividends; (iii) 12,670,000 shares of common stock issuable upon conversion of outstanding shares of Series C Preferred Stock, plus 6,323,747 shares of common stock that would be issuable at the holders’ election in lieu of cash as accrued dividends; (iv) 10,565,000 shares of common stock issuable upon conversion of outstanding shares of Series D Preferred Stock, and 7,379,569 shares of common stock that would be issuable at the holders’ election in lieu of cash as accrued dividends; and (v) 12,000,000 shares of common stock reserved for the conversion of convertible notes. The exercise of such outstanding options and conversion of our Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and convertible notes would result in dilution of the value of our shares. In addition, we had an additional 12,547,414 shares of common stock available for future awards under our 2012 Equity Compensation Plan.”

Offer to Amend and Exercise – Section 3. Eligible Original Warrants

Section 3 of the Offer to Amend and Exercise is amended and restated as follows: “The following Original Warrants are subject to the Exercise Offer:

i.	outstanding warrants to purchase 64,239,745 shares of common stock with an exercise price of $0.21 per share and expiration dates in May 2029;

ii.	outstanding warrants to purchase 87,690,698 shares of common stock with an exercise price of $0.306 per share and expiration dates ranging from February 2027 through September 2028;

iii.	outstanding warrants to purchase 1,000,000 shares of common stock with an exercise price of $0.35 per share and expiration dates in December 2028;

iv.	outstanding warrants to purchase 7,000,000 shares of common stock with an exercise price of $0.37 per share and expiration date in May 2025;

v.	outstanding warrants to purchase 3,898,473 shares of common stock with an exercise price of $0.45 per share and expiration dates ranging from August 2024 through February 2027;

vi.	outstanding warrants to purchase 97,491,609 shares of common stock with an exercise price of $0.50 per share and expiration dates ranging from August 2024 through September 2028; and

vii.	outstanding warrants to purchase 8,341,781 shares of common stock with an exercise price of $1.00 per share and expiration dates ranging from January 2025 through January 2027.”

Offer to Amend and Exercise – Section 4. Expiration Date

Section 4 of the Offer to Amend and Exercise is changed to “Expiration Time” and is amended and restated as follows: “The Exercise Offer will be open through 12:01 a.m., Eastern Time on July 19, 2024, as may be extended by us in our sole discretion.”

Offer to Amend and Exercise – Section 5. Terms of Amended Warrants

Section 5 of the Offer to Amend and Exercise is amended and restated as follows:

“Pursuant to the Exercise Offer, the Original Warrants will be amended as described below:

“New Exercise Price: The exercise price of the Original Warrants will be reduced to $0.09387 per share (70% of the $0.1341 closing price on June 14, 2024).

“New Termination Date: The termination date of the Original Warrants will be shortened to terminate concurrently with the Expiration Time.

“Additional Shares: In addition to reducing the exercise price of the Original Warrants, as a further inducement to holders to participate in the Exercise Offer, promptly following the expiration of the Exercise Offer, we will issue to participating holders with respect to Original Warrants tendered by such holders and not withdrawn prior to the Expiration Time, shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of their Amended Warrants, rounded to the nearest whole share, for no additional consideration.

“Other Terms: Except as set forth above, all other terms of the Amended Warrants will be the same as the terms of the Original Warrants.”

Offer to Amend and Exercise – Section 6. Conditions to the Exercise Offer

Section 6 of the Offer to Amend and Exercise is amended and restated as follows:

Conditions of the Exercise Offer

“As part of the Election Form, the holders of the Original Warrants must complete an Accredited Investor Questionnaire. In addition, as part of the Election Form, the holders of the Original Warrants are asked to make certain representations and warranties upon which the Company will rely in establishing that the transactions contemplated by the Exercise Offer are exempt from the registration requirements of the Securities Act and applicable state securities laws. The holders of the Original Warrants previously made substantially the same representations and warranties to the Company, including representations that they were “accredited investors,” in connection with the transactions in which such holders acquired the Original Warrants.

“If you wish to participate in the Exercise Offer, but you are not able to make any of the representations set forth on page 2 of the Acknowledgements and Representations and Warranties, please reach out to us directly at our corporate address indicated in “Section 8. Procedures for Participating in Exercise Offer and Exercising Amended Warrants” to inform us which ones you are not able to make and why. Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make these representations and warranties and complete an Accredited Investor Questionnaire, including a representation that such holders are currently “accredited investors.”

“If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants certain supplemental disclosures required by Regulation D under the Securities Act, which are not currently included in this Exercise Offer. In that case, we would extend the Expiration Time of the Exercise Offer, as required under the Exchange Act and the rules of the SEC thereunder.

“If we determine, after reviewing the representations and warranties and Accredited Investor Questionnaires of all participating warrant holders and consulting with knowledgeable counsel, that a valid exemption is not available from the registration requirements of applicable federal and/or state securities laws, and that it is necessary to cancel the Exercise Offer in order to comply with the requirements of applicable securities laws, we will cancel the Exercise Offer in its entirety, and not consummate any of the contemplated transactions. In that case, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.

“We are not making this Exercise Offer to, nor will we accept any Election Form from or on behalf of, Original Warrant holders in any jurisdiction in which the Exercise Offer or the exercise of the Amended Warrants would not be in compliance with the laws of such jurisdiction.

“You may not elect to amend but not exercise your Original Warrants. Participation in this Exercise Offer requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

“Original Warrants of holders that elect not to participate and exercise will remain outstanding pursuant to their original terms.

“Notwithstanding any other provision of this Exercise Offer, we will not be required to accept any Original Warrants tendered in the Exercise Offer, and we may terminate the Exercise Offer, or postpone our acceptance of any Original Warrants tendered for amendment and exercise, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this Exercise Offer begins, and before the Expiration Time, any of the following events has occurred, or has been determined by us, in our reasonable judgment, to have occurred:

•	There will have been threatened or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Exercise Offer or otherwise relating in any manner, to the Exercise Offer;

•	Any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction will have been proposed, enacted, enforced or deemed applicable to the Exercise Offer, any of which might restrain, prohibit or delay completion of the Exercise Offer; or

•	There shall have occurred:

o	any general suspension of trading in, or limitation on prices for, our shares of common stock in an over the-counter market in the United States, or

o	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States.”

Offer to Amend and Exercise – Section 7. Extension of Exercise Offer Period; Termination; Amendments

Section 7 of the Offer to Amend and Exercise is amended and restated as follows:

“If we materially change the terms of the Exercise Offer or the information concerning the Exercise Offer, we will extend the Exercise Offer to the extent required under applicable law, including under the rules of the Exchange Act. Material changes to information previously provided to holders of the Original Warrants in this Exercise Offer or in documents furnished subsequent thereto will be disseminated to holders of Original Warrants. The minimum period during which an offer must remain open following any material change in the terms of the Exercise Offer or information concerning the Exercise Offer (other than a change in price, change in dealer’s soliciting fee or change in percentage of securities sought, all of which require up to ten (10) additional business days) will depend on the facts and circumstances, including the relative materiality of such terms or information.

“We may also extend the Expiration Time in our sole discretion at any time, subject to applicable law. There can be no assurance, however, that we will exercise our right to extend the Exercise Offer. If we were to extend the Expiration Time for the Exercise Offer, we cannot indicate, at this time, the length of any extension that we may provide. In any event, if we extend the Expiration Time for the Exercise Offer, we will delay the acceptance of any Original Warrants that have been tendered, and any Original Warrants that have been previously tendered may be withdrawn up until the Expiration Time, as so extended.

“If the Expiration Time for the Exercise Offer is extended, we will issue a press release announcing the extension and the new Expiration Time no later than 9:00 a.m., Eastern Time, on the first business day after the previously scheduled Expiration Time. We will announce any amendment to or termination of the Offer by issuing a press release announcing the amendment or termination.

“In the event of termination of the Exercise Offer, all exercise payments previously received would be promptly returned to participating warrant holders, along with all Original Warrants, unexercised and outstanding pursuant to their original terms.”

Offer to Amend and Exercise – Section 8. Procedures for Participating in Exercise Offer and Exercising Amended Warrants

Section 8 of the Offer to Amend and Exercise is amended and restated as follows:

“To participate in the Exercise Offer and exercise an Amended Warrant and receive the number of shares of common stock issuable therefor, plus the related Additional Shares, you must deliver to us, before the Expiration Time, all of the following: (i) a signed Election Form, (ii) a signed Acknowledgements and Representations and Warranties, (iii) a signed Accredited Investor Questionnaire, (iv) the original copy of your Original Warrants (or an Affidavit of Lost Warrant), and (v) the aggregate exercise price in cash in the amount of $0.09387, multiplied by the number of shares of common stock the holder elects to purchase (collectively, the “Acceptance and Exercise Documents”). We do not view the representations and warranties to be made by warrant holders tendering their warrants that they have “review[ed] the current business prospects, financial condition and operating history of the Company,” “had the opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the Exercise Offer,” and “received all the information [they] consider[ed] necessary or appropriate for deciding whether to accept the Exercise Offer” as a waiver of any potential liability that we may have under federal securities laws, and we agree not to assert that these provisions constitute a waiver of any such liability if a claim is made against us. The cash exercise price may be tendered in the form of a check payable to CytoDyn Inc. or by wire transfer to our account as set forth in the instructions to the Election Form. Each of these items must be properly delivered before the Expiration Time to us at our corporate address:

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Email: warrants@cytodyn.com

Phone: (360) 980-8524

“Holders of the Original Warrants are not prohibited from tendering their Original Warrants, even if such holders are unable to make these representations and warranties and complete an Accredited Investor Questionnaire, including a representation that such holders are currently “accredited investors.”

“If we receive a completed Accredited Investor Questionnaire from any holder that desires to participate indicating that such holder is no longer an “accredited investor,” then we will file and distribute to all holders of Original Warrants certain supplemental disclosures required by Regulation D under the Securities Act that are not currently included in this Exercise Offer. In that case, we would extend the Expiration Time of the Exercise Offer, as required under the Exchange Act and the rules of the SEC thereunder. See also Section 6. Conditions to the Exercise Offer.”

Offer to Amend and Exercise – Section 9. Manner of Acceptance of Payment and Issuance of Shares

Section 9 of the Offer to Amend and Exercise is amended and restated as follows:

“If you properly tender (and do not validly withdraw) your Original Warrants and the other Acceptance and Exercise Documents on or prior to 12:01 a.m., Eastern Time on July 19, 2024, the Expiration Time of the Exercise Offer (or such later time if we extend the Exercise Offer), then promptly following the Expiration Time, we intend to notify our transfer agent of our acceptance of your payment of the exercise price and your other Acceptance and Exercise Documents and issue and deliver to you the number of shares of common stock issuable under the Amended Warrants plus the related Additional Shares, as well as a replacement Original Warrant for any unexercised portion thereof. See Section 8 “Procedures for Participating in Exercise Offer and Exercising Amended Warrants.”

Offer to Amend and Exercise – Section 10. Withdrawal Rights

The first paragraph of Section 10 of the Offer to Amend and Exercise is amended and restated as follows:

“If after tendering your Original Warrants and other Acceptance and Exercise Documents you change your mind and do not want to participate in the Exercise Offer, you may submit the Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us before 12:01 a.m., Eastern Time, on July 19, 2024, the Expiration Time of the Exercise Offer (or such later date and time if we extend the Exercise Offer). Following the Expiration Time, you cannot withdraw your Election Form. However, if we have not accepted your tendered Original Warrants and other Acceptance and Exercise Documents for payment on or before August 15, 2024, you may change your mind and submit a Notice of Withdrawal to us after August 15, 2024.”

Offer to Amend and Exercise – Section 11. Resales of Warrant Shares

Section 11 of the Offer to Amend and Exercise is amended and restated as follows:

“The Original Warrants and the Amended Warrants are, and the shares of common stock issuable upon exercise of the Original Warrants or Amended Warrants and all of the Additional Shares will be, “restricted securities.” Restricted securities may not be sold by the holder absent registration, or an exemption from the registration requirements, under the Securities Act and the applicable securities laws of any other state or jurisdiction. There is no established trading market for the Original Warrants or the Amended Warrants, and we do not intend to list the Original Warrants or the Amended Warrants for trading on any exchange or market.

“We have previously filed two Resale Registration Statements (as defined below) under the Securities Act to register the resale of shares of common stock underlying certain of the Original Warrants under the Securities Act. Promptly following the Expiration Time, we intend to file a Current Report on Form 8-K to reflect the substantive changes from the information currently set forth in the prospectus included in the Resale Registration Statements as a result of this Exercise Offer. Thereafter, holders who are named as selling stockholders in the Resale Registration Statements may sell their shares of common stock received upon the exercise of the Amended Warrants (but not the Additional Shares) in accordance with the resale provisions set forth in the “Plan of Distribution” section of the prospectuses filed thereunder. Each holder of Original Warrants should read the applicable prospectus relating to their Original Warrants, if any, filed under the Resale Registration Statements carefully before deciding whether to participate in the Exercise Offer.

“To the extent that an Original Warrant is not the subject of a resale prospectus filed under one of the Resale Registration Statements with respect thereto, the holder thereof will not be able to resell the shares of common stock issuable upon exercise of the related Amended Warrant, unless we file a new registration statement to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least six months following the consummation of this Exercise Offer. Additional Shares received upon the exercise of Amended Warrants, whether or not the Original Warrants were covered by a Resale Registration Statement, will also not be eligible for resale unless we file a new registration statement to include such holder as a selling stockholder thereunder, except to the extent that such resale qualifies for an exemption from registration requirements under applicable securities laws, which may require a holding period of at least six months following the consummation of this Exercise Offer.”

Offer to Amend and Exercise – Section 16. Accounting Consequences of the Exercise Offer

Section 16 of the Offer to Amend and Exercise is amended and restated as follows:

“Assuming full participation, this Exercise Offer would result in gross proceeds to the Company, and corresponding increases to cash and stockholders’ equity, of approximately $25.3 million.

“In connection with this Exercise Offer, we will incur issuance costs related to the modification of the Amended Warrants in the fiscal quarter ended August 31, 2024, equal to the increase in fair value of the Amended Warrants, and the fair value of the Additional Shares. The increase in fair value of the Amended Warrants will be determined using the Black-Scholes valuation model and will be charged against the gross proceeds and a corresponding increase to stockholders’ equity. Assuming full participation in this Exercise Offer, the issuance costs are estimated to total approximately $2.3 million, with a net increase to stockholders’ equity of up to approximately $22.0 million, assuming approximate gross proceeds of $25.3 million, issuance costs of approximately $15.6 million, and transaction expenses of approximately $3.3 million.

“This estimated pro forma non-cash interest expense and corresponding increase in shareholders’ equity could be higher or lower depending on the level and mix of participating holders of Original Warrants and our closing stock price at the Expiration Time.”

Offer to Amend and Exercise – Section 19. Material U.S. Federal Income Tax Consequences

The disclosure in the first paragraph under the heading “Tax treatment of the Exercise Offer” in Section 19 of the Offer to Amend and Exercise is amended and restated as follows:

“Although not free from doubt, we intend to take the position that the amendment of your Original Warrants followed by an exercise of the Amended Warrants (and the corresponding receipt of the Additional Shares) are treated as separate events for U.S. tax purposes, where an exchange of Original Warrants for Amended Warrants (and the corresponding right to the Additional Shares) constitutes a recapitalization within the meaning of Code Section 368(a)(1)(E) for U.S. federal income tax purposes, followed by the subsequent exercise of the Amended Warrants (and the corresponding receipt of the Additional Shares). Under this treatment, (i) an Original Warrant holder who participates in the Exercise Offer would not recognize any gain or loss as a result of amending the Original Warrants, (ii) such holder’s tax basis in the shares of our common stock received upon exercise of the Amended Warrants and the Additional Shares would be equal to the holder’s tax basis in the Original Warrants, plus the amount of any cash paid to exercise the Amended Warrants and receive the Additional Shares, and (iii) such holder’s holding period of the common stock would begin on the day after the exercise of the Amended Warrants and receipt of the Additional Shares.”

Offer to Amend and Exercise – Section 22. Additional Information

The fourth bullet point in Section 22 of the Offer to Amend and Exercise is amended and restated as follows: “our Current Reports on Form 8-K filed with the SEC on September 25, 2023, October 10, 2023, November 6, 2023 (other than Item 7.01), November 9, 2023, November 21, 2023 (other than Item 7.01), November 28, 2023, December 14, 2023, December 22, 2023, January 29, 2024 (other than Item 7.01), March 28, 2024, April 8, 2024, May 6, 2024, June 3, 2024, and June 20, 2024.”

Item 2

Item 2(b) of this Schedule TO is replaced entirely with the following:

“As of June 14, 2024, the Company has: (i) outstanding warrants to purchase 64,239,745 shares of the Company’s common stock (the “common stock”) issued to investors with an exercise price of $0.21 per share (the "$0.21 Warrants"); (ii) outstanding warrants to purchase 87,690,698 shares of common stock issued to investors with an exercise price of $0.306 per share (the "$0.306 Warrants"); (iii) outstanding warrants to purchase 1,000,000 shares of common stock issued to investors with an exercise price of $0.35 per share (the "$0.35 Warrants"); (iv) outstanding warrants to purchase 7,000,000 shares of common stock issued to an investor with an exercise price of $0.37 per share (the “$0.37 Warrants”); (v) outstanding warrants to purchase 3,898,473 shares of common stock issued to investors with an exercise price of $0.45 per share (the "$0.45 Warrants"); (vi) outstanding warrants to purchase 97,491,609 shares of common stock issued to investors with an exercise price of $0.50 per share (the "$0.50 Warrants"); and (vii) outstanding warrants to purchase 8,341,781 shares of common stock issued to investors with an exercise price of $1.00 per share (the "$1.00 Warrants" and together with the $0.21 Warrants, $0.306 Warrants, the $0.35 Warrants, the $0.37 Warrants, the $0.45 Warrants, and the $0.50 Warrants, the “Original Warrants”).

“Pursuant to the Exercise Offer, the Original Warrants will be amended (the “Amended Warrants”) as described in the next three sentences. First, the exercise price of the Amended Warrants will be reduced to $0.09387 per share. Second, the exercise period of the Amended Warrants will be shortened so that they expire concurrently with the expiration of the Exercise Offer at 12:01 a.m. (Eastern Time) on July 19, 2024, as we may extend it in our sole discretion (the “Expiration Date”). Other than the foregoing changes, the terms of the Original Warrants will remain unmodified and in full force and effect. In addition, the Company will issue to participating holders shares of common stock equal to an additional 20% of the number of shares issuable upon exercise of the Original Warrants, rounded to the nearest whole share. As a result, participating holders will receive an aggregate of 120% of the number of shares of common stock originally issuable upon exercise of their Original Warrants that are tendered in the Exercise Offer.

“As of June 14, 2024, the Company had: (i) 1,058,560,557 shares of common stock outstanding; (ii) 190,000 shares of common stock issuable upon conversion of outstanding Series B Preferred Stock, and 39,387 shares of common stock that would be issuable at our election in lieu of cash as accrued dividends, if declared thereunder; (iii) 12,670,000 shares of common stock issuable upon conversion of outstanding Series C Preferred Stock, and 6,323,747 shares of common stock that are issuable at the holder's election in lieu of cash as dividends; (iv) 10,565,000 shares of common stock issuable upon conversion of outstanding Series D Preferred Stock, and 7,379,569 shares of common stock that are issuable at the holder's election in lieu of cash as dividends; (v) outstanding warrants to purchase 361,675,427 shares of common stock (including the Original Warrants); and (vi) outstanding options to purchase 25,799,473 shares of common stock issued pursuant to the Company's 2012 Equity Compensation Plan (the "Plan"). In addition, the Company has reserved (i) an additional 12,000,000 shares of common stock for issuance upon the conversion or redemption of outstanding convertible notes, and (ii) an additional 12,547,414 shares of common stock for issuance pursuant to the Plan.”

Item 6

Item 6(c) of this Schedule TO is replaced entirely with the following:

“No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Original Warrants in connection with this Exercise Offer relate to or would result in the conditions or transactions described in Regulation M-A, Item 1006(c)(1) through (10), except as follows:

“Any holder of Original Warrants who elects to exercise his, her or its Original Warrants will acquire additional shares of common stock of the Company as a result of such exercise. As of June 14, 2024, the Company had 1,058,560,557 shares of common stock outstanding. The Original Warrants are exercisable for an aggregate of 269,662,306 shares, and a maximum of 323,594,767 shares of common stock may be issued in connection with the Exercise Offer.”

Item 12.	EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants

(1)(B)*	Offer to Amend and Exercise Warrants to Purchase Common Stock

(1)(C)*	Form of Election to Participate

(1)(D)*	Form of Notice of Withdrawal

(1)(E)**	Amended Letter to Holders of Original Warrants

(1)(F)**	Amended Form of Election to Participate

(1)(G)**	Amended Form of Notice of Withdrawal

(5)(A)	Annual Report on Form 10-K containing audited financial statements for the fiscal years ended May 31, 2023 and 2022 (as filed with the SEC on September 14, 2023 and incorporated herein by reference)

(5)(B)	Report on Form 10-Q for the quarter ended August 31, 2023 (as filed with the SEC on October 23, 2023 and incorporated herein by reference)

(5)(C)	Report on Form 10-Q for the quarter ended November 30, 2023 (as filed with the SEC on January 16, 2024 and incorporated herein by reference)

(5)(D)	Report on Form 10-Q for the quarter ended February 29, 2024 (as filed with the SEC on April 15, 2024 and incorporated herein by reference)

(5)(E)	Registration Statement on Form S-1, as amended (File No. 333-276912), which registers resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on February 7, 2024 and declared effective on February 21, 2024 and incorporated herein by reference)

(5)(F)	Registration Statement on Form S-1, as amended (File No. 333-272815), which registers resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on June 21, 2023 and declared effective on July 10, 2023 and incorporated herein by reference)

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	None.

(FILING FEES)*	Calculation of Filing Fee Table

(FILING FEES)**	Amended Calculation of Filing Fee Table

*	Previously filed.

**	Filed herewith.

Date: June 20, 2024	CYTODYN INC.

	By:	/s/ Jacob Lalezari
	Name:	Jacob Lalezari
	Title:	Chief Executive Officer
(Principal Executive Officer)